Ernst & Young Ltd Aeschengraben 27 P.O. Box CH-4002 Basel Phone: +41 58 286 86 86 Fax: +41 58 286 86 00 www.ey.com/ch To the General Meeting of VectivBio Holding AG, Basel Basel, 6 April 2022 Report of the statutory auditor on the compensation report We have audited the accompanying compensation report of VectivBio Holding AG for the year ended 31 December 2021. The audit was limited to the information according to articles 14–16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the tables labeled “audited” on pages 10 to 14 of the compensation report. Board of Directors’ responsibility The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages. Auditor’s responsibility Our responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and articles 14– 16 of the Ordinance. An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credits in accordance with articles 14–16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Page 2 Opinion In our opinion, the compensation report for the year ended 31 December 2021 of VectivBio Holding AG complies with Swiss law and articles 14–16 of the Ordinance. Ernst & Young AG Licensed audit expert Licensed audit expert (Auditor in charge) Enclosure Compensation report

1 VectivBio Holding AG 2021 Compensation Report

2 Contents 1. Compensation Principles and Governance 2. 2021 Equity Incentive Plan 3. Compensation of the Board of Directors 4. Compensation of the Members of the Executive Committee 5. Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee

3 This compensation report (the “Compensation Report”) of VectivBio Holding AG (the “Company”) has been prepared in accordance with the Swiss Federal Ordinance Against Excessive Compensation in Listed Companies, effective January 1, 2014 (the “Ordinance”), and the Swiss Code of Obligations. The Ordinance requires, among other things, the disclosure of the aggregate amount of compensation for the board of directors (the “Board of Directors”) and the persons whom the Board of Directors has entrusted with the management of the Company (the “Executive Committee”), respectively, as well as the specific amount for each member of the Board of Directors and for the highest paid member of the Executive Committee, specifying the name and function of each of these persons. On April 9, 2021, the Company completed its initial public offering (“IPO”) and listing on The Nasdaq Global Market (“Nasdaq”). This Compensation Reports refers to the period starting on January 1, 2021 and ending on December 31, 2021, i.e. our financial year 2021. Unless the context requires otherwise, the words “we”, “our”, “us”, “VectivBio” and similar words or phrases in this Compensation Report refer to the Company and its consolidated subsidiaries. 1. Compensation Principles and Governance Principles of the Compensation of the Board of Directors and the Executive Committee According to the articles of association of the Company (the “Articles”, which are available on our website at www.vectivbio.com), the compensation of the non-executive members of the Board of Directors consists of fixed compensation elements and may comprise further compensation elements. The total compensation shall take into account position and level of responsibility of the respective recipient. As provided for in our Articles, the compensation of the executive members of the Board of Directors and the members of the Executive Committee comprises fixed and variable compensation elements. Fixed compensation comprises the base salary and may comprise other compensation elements. Variable compensation may take into account the achievement of specific performance targets. The total compensation shall take into account position and level of responsibility of the respective recipient. The performance targets may include individual targets, targets of the Company, group or parts thereof, or targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient. The Board of Directors or, to the extent delegated to it, the compensation committee of the Board of Directors (the “Compensation Committee”) shall determine the relative weight of the performance criteria and the respective target values and their achievement.

4 The compensation may be paid or granted in the form of cash, shares, options or other share- based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee shall determine grant, vesting, exercise, restriction and/or forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasury shares or by using conditional or authorized share capital. Role and Powers of the Shareholders’ Meeting, Board of Directors and Compensation Committee Pursuant to Swiss law, the aggregate amount of compensation of the Board of Directors and Executive Committee must be submitted to the annual general meeting of shareholders (the “AGM”) for a binding vote. According to the Articles, shareholders will vote each year, at the AGM, on the proposals of the Board of Directors with respect to: the maximum compensation of the Board of Directors for the term of office until the next AGM and the maximum compensation of the Executive Committee for the following financial year. The Board of Directors may submit for approval at the AGM deviating or additional proposals relating to the same or different periods. If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts, and submit the amount(s) so determined for approval by a general meeting of shareholders. The Company or companies controlled by it may pay or grant compensation prior to approval by the AGM subject to subsequent approval. The Compensation Committee consists of no less than three members of the Board, who will be (re-)elected at the AGM. The members of the Compensation Committee have to be non- executive and independent, as determined in accordance with Swiss law and the Swiss Code of Best Practice for Corporate Governance. The Board of Directors appoints the chair of the Compensation Committee and fills any vacancies until the following AGM. The Compensation Committee appoints a secretary, who does not need to be a member of the Compensation Committee or a member of the Board of Directors.

5 The Compensation Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy of the VectivBio group as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee. The Compensation Committee may submit proposals to the Board of Directors on other compensation-related matters. The Compensation Committee has the responsibility to, among other things: regularly review and recommend to the Board of Directors our compensation and benefits strategy and the compensation principles applicable to the members of the Board of Directors and our employees, and any amendments thereto regularly review and, upon consultation with the CEO, propose to the Board of Directors the VectivBio group’s compensation and benefits plans (cash-based incentives and / or equity-incentive plans), any amendments thereto, or the termination thereof, including by assessing how such compensation plans relate to risk management and risk-taking incentives administer any such compensation and benefits plans, unless such authority is delegated to the CEO, another corporate body of the Company or the group or a third party; upon consultation with the CEO, recommend to the Board of Directors the maximum number or scope of eligible persons under any equity-based plans, the maximum aggregate number and value of equity-based incentives to be granted to the plan participants overall and, where appropriate, the vesting conditions and, with respect to options, the exercise price, and ensure that the impact on the share price is appropriately considered when using options and other equity-based awards as compensation tools; subject to and within the maximum aggregate amounts of compensation approved by the AGM, recommend to the Board of Directors the terms of the individual compensation of the members of the Board of Directors, the CEO and, upon proposal of the CEO, the other members of the Executive Committee; recommend to the Board of Directors the individual non-compensation-related terms of employment of the members of the Board of Directors, the CEO and, upon proposal of the CEO, the other members of the Executive Committee; recommend to the Board of Directors any termination agreements with, or arrangements in connection with a termination in respect of, the CEO and, upon consultation with the CEO, the other members of the Executive Committee; recommend to the Board of Directors the performance metrics and targets under any incentives for the CEO and, upon consultation with the CEO, the other members of the Executive Committee; assess the achievement of the performance metrics and targets under any incentives for the CEO and, upon proposal of the CEO, the other members of the Executive Committee; propose to the Board of Directors the motions of the Board of Directors for the aggregate amounts of maximum compensation of the Board of Directors and the Executive Committee to be submitted to the AGM for approval.

6 2. 2021 Equity Incentive Plan In connection with the IPO, our shareholders approved the VectivBio Holding AG 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”) on April 1, 2021. The purpose of the 2021 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders. The 2021 Equity Incentive Plan is the sole means for the Company to grant new equity awards; no further grants will be made under 2020 Equity Incentive Plan. Plan Administration. The 2021 Equity Incentive Plan is administered by the Compensation Committee. The Board of Directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified awards; and (ii) determine the number of shares subject to such awards. Under the 2021 Equity Incentive Plan, the administrator has the authority to determine award recipients, the types of awards to be granted, grant dates, the number of shares subject to each award, the fair market value of our ordinary shares, and the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award. Awards and Eligible Participants. The 2021 Equity Incentive Plan provides for the grant of ordinary options, share appreciation rights (“SAR”), restricted share awards, restricted share unit awards (“RSU”), performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants, and for the grant of incentive stock options (“ISO”), within the meaning of section 422 of the U.S. Internal Revenue Code of 1986, as amended, to our employees and our parent and subsidiary corporations’ employees. The maximum number of ordinary shares that may be issued under the 2021 Equity Incentive Plan is 6,760,000 ordinary shares. The maximum number of ordinary shares that may be issued upon exercise of ISOs under the 2021 Equity Incentive Plan is 13,520,000 ordinary shares. Shares subject to awards granted under the 2021 Equity Incentive Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the 2021 Equity Incentive Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the 2021 Equity Incentive Plan. If any ordinary shares issued pursuant to an award are forfeited back to or repurchased by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of an award; or (iii) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2021 Equity Incentive Plan. Vesting. The vesting conditions for grants under the equity incentive awards under the 2021 Equity Incentive Plan are set forth in the applicable award documentation. A quarter of the

7 option awards generally vest on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. A quarter of the RSUs generally vest on the first anniversary of the date of grant, and thereafter evenly on a quarterly basis over the subsequent three years. Termination of Service and Change in Control. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, if the participant’s continuous service ends for any reason, RSU that have not vested will be forfeited; if the participant’s service relationship with us ends for any reason, we may repurchase any or all of the ordinary shares held by the participant that have not vested as of the date the participant’s continuous service ends; vesting of SARs and option awards will cease once the participant’s continuous service ends and, other than in the event of a termination for cause, the participant may generally exercise any vested SARs or option award for a period of three months following the cessation of service. Such period is extended to 12 months in case of disability or retirement, or 18 months in case of death. In the event of a termination for cause, SARs or option awards generally terminate and are forfeited immediately upon notice of termination. Awards granted under the 2021 Equity Incentive Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Equity Incentive Plan) as may be provided in the applicable award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Plan Amendment or Termination. The Board of Directors has the authority to amend, suspend, or terminate the 2021 Equity Incentive Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of the shareholders. No ISOs may be granted after the tenth anniversary of the effective date of the 2021 Equity Incentive Plan. No awards may be granted under the 2021 Equity Incentive Plan while it is suspended or after it is terminated. 3. Compensation of the Board of Directors Board Composition Our Board of Directors is currently composed of eight members. Each director is elected for a one-year term. The current members of our Board of Directors were appointed at our shareholders’ meetings on April 1, 2021 and September 2, 2021, respectively, to serve until our 2022 AGM.

8 Since we are a foreign private issuer under the rules of the SEC, and in accordance with the Nasdaq listing standards, we rely on home country (Swiss) governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements, including the requirement that within one year of the completion of the IPO, the Company has a board that is composed of a majority of independent directors. There are no family relationships among any members of our Board of Directors or Executive Committee. Board of Directors The Board of Directors during 2021 was comprised of: Name Role(s) Year Appointed Timothy Anderson1) Director 2019 Paul Rutherford Carter2) Director 2021 Sandip Kapadia Director 2020 Chahra Khaoua épouse Louafi Director 2019 Luca Santarelli Director and CEO 2019 Hans Schikan Director 2019 Naveed Siddiqi3) Director 2020 Stephen Squinto Director 2019 Murray Willis Stewart4) Director 2021 Thomas Woiwode Chairman 2019 1) Timothy Anderson resigned from the Board of Directors as of April 13, 2021. 2) Paul Rutherford Carter serves as a member of the Board of Directors as of September 2, 2021. 3) Naveed Siddiqi resigned from the Board of Directors as of April 13, 2021. 4) Murray Willis Stewart serves as a member of the Board of Directors as of September 2, 2021. Board Committees The Board committees during 2021 were comprised of: Name Audit Committee Compensation Committee Governance and Nomination Committee Timothy Anderson Member1) Paul Rutherford Carter2) Chair Member Sandip Kapadia3) Chair

9 Chahra Khaoua épouse Louafi Member Luca Santarelli Hans Schikan Member Member4) Stephen Squinto5) Murray Willis Stewart6) Member Thomas Woiwode* Member Chair7) 1) Timothy Anderson served as member of the Compensation Committee until April 13, 2021. 2) Chair of the Compensation Committee and member of the Governance and Nomination Committee as of October 20, 2021. 3) Member of the Compensation Committee until October 20, 2021. 4) Chair of the Governance and Nomination Committee until October 20, 2021. 5) Chair of the Compensation Committee and member of the Governance and Nomination Committee until October 20, 2021. 6) Member of the Compensation Committee as of October 20, 2021. 7) Member of the Governance and Nomination Committee until October 20, 2021. * Chairman of the Board of Directors Board Compensation Structure Members of the Board of Directors are generally paid a fixed cash fee and are awarded fixed annual RSU or stock option grants under the Company’s 2021 Equity Incentive Plan as set forth below, depending on the function exercised. Cash fees are paid quarterly; equity awards are made at the beginning of each term. The fees have been established in light of market practice (in USD, gross). Position Chair Member Board of Directors 0 36,500 Audit Committee 15,000 7,500 Compensation Committee 10,000 5,0001 Governance and Nomination Committee 8,0001 4,000

VectivBio

Board Compensation Amounts (audited)

For financial year 2021, the compensation of the members of the Board of Directors was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Board and Committee Fees	Equity Instruments (EIP)[1]	Total
Timothy Anderson[2]	-	-	-
Paul Rutherford Carter	18,128	204,863	235,296
Sandip Kapadia	49,475	356,752	438,225
Chahra Khaoua épouse Louafi[3]	-	-	-
Luca Santarelli[4]	-	-	-
Hans Schikan	54,876	291,546	372,571
Naveed Siddiqi[5]	-	-	-
Stephen Squinto	40,256	356,752	429,006
Murray Willis Stewart	16,036	291,681	325,237
Thomas Woiwode[6]	-	699,234	761,950
Total[7]	**178,772**	**2,200,828**	**1,680,365**

1) Represents the fair value of stock options or RSUs, as applicable, on the date of grant. The fair market value may change over the vesting period of the equity instrument as a result of various factors, including the share price development. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company's ordinary shares traded on the Nasdaq. The fair value excludes Swiss employee (and employer) social security contributions since such contributions (if any) are only due if and when the equity instruments are exercised (stock options) or vest (RSUs).

2) Timothy Anderson resigned from the Board of Directors as of April 13, 2021. He agreed not to receive any compensation for his services on the Board of Directors and board committees.

3) Chahra Louafi agreed not to receive any compensation for her services on the Board of Directors and board committees.

4) As member of the Executive Committee, Dr. Santarelli receives no compensation for his services on the Board of Directors. Compensation for Dr. Santarelli is included in Section 4 below.

5) Naveed Siddiqi resigned from the Board of Directors as of April 13, 2021. He agreed not to receive any compensation for his services on the Board of Directors and board committees.

6) Thomas Woiwode agreed not to receive any cash compensation for his services on the Board of Directors and board committees.

7) In addition to the total compensation awarded to the members of the Board of Directors, we made and will have to make, as the case may be, payments to cover the mandatory social security contributions as required under the social security laws applicable to the individual members of the Board of Directors based on their domicile and status. These contributions do not form part of the compensation of the members of the Board of Directors.

10

11 Loans to Members of the Board of Directors (audited) As of December 31, 2021, no loans were granted and outstanding to members of the Board of Directors. Payments to Former Members of the Board of Directors (audited) No payments to former members of the Board of Directors in connection with their former role or which are not at arm’s length were made with respect to financial year 2021. Payments or Loans to Related Parties (audited) No payments to related parties of members of the Board of Directors were made with respect to financial year 2021. As of December 31, 2021, no loans were outstanding to related parties of members of the Board of Directors. 4. Compensation of the Members of the Executive Board Executive Committee Composition The Executive Management during 2021 was comprised of: Name Function Year of Appointment Luca Santarelli Chief Executive Officer 2019 Scott Applebaum1) Chief Legal Officer and Corporate Secretary 2021 Claudia D’Augusta Chief Financial Officer 2019 Alain Bernard Chief Technology Officer 2019 Kevin Harris Chief Commercial Officer 2019 Sarah Holland Chief Business Officer 2020 Omar Khwaja2) Chief Medical Officer 2021 Christian Meyer Chief Operating Officer 2019 1) Scott Applebaum became a member of the Executive Committee on September 15, 2021. 2) Omar Khwaja became a member of the Executive Committee on May 15, 2021. Executive Committee Compensation Structure Members of the Executive Committee receive remuneration consisting of a base salary, a cash bonus, pension and other benefits, and equity instruments under the 2021 Equity Incentive Plan as described above.

12 Base Salary We believe that our base salaries are highly competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. Base and variable salaries are reviewed annually by the Compensation Committee, taking into account individual performance and the results of the external benchmarking. Cash Bonus We have established an annual bonus program under which bonuses may be earned by our Executive Committee (and also other employees) based on achievement of Company performance metrics and targets approved by the Board of Directors each year. The bonus program is intended to strengthen the link between individual compensation and success of the Company, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives, and help ensure that our compensation is competitive. Under the terms of the bonus program, the Compensation Committee will assess the achievement of the performance metrics and targets for the CEO and, upon proposal of the CEO, the other members of the Executive Committee. Each member of the Executive Committee is eligible to receive a target bonus defined as a percentage of a member's base salary and agreed between such member and us. Under certain circumstances, new members of the Executive Committee may receive replacement awards to compensate them for amounts forgone in connection with their change of employment. Pension Plans We operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which we operate. The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service, and compensation. However, as is the case with many Swiss pension plans, although the amount of the ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit.

13 For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations. Social Security Charges The Company pays social security contributions as required by applicable law. Other Benefits The Company pays certain non-mandatory benefits under local plans / schemes such as medical, dental, and vision benefits, disability and life insurance, flexible-spending accounting benefit plans, and child support. The Company further reimburses the members of the Executive Board for business expenses and expenses in connection with the preparation and filing of their tax returns. Executive Committee Compensation Amounts (audited) For financial year 2021, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF, gross, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period): Name Base salary Pension and other benefits1) Cash Bonus Equity Instruments (EIP)2) Total3) 8 members 2,682,181 662’213 1,133’667 21,497,728 25,975,790 of which CEO and highest paid: Luca Santarelli 495,412 177’769 246,620 9,912,560 10,832,361 1) Includes pension contributions, tax advice reimbursement, child support, medical, dental, and vision benefits, and life and disability insurance. 2) Represents the fair value of equity awards on the date of grant. The fair market value may change over the vesting period of the equity instrument as a result of various factors, including the share price development. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s ordinary shares traded on the Nasdaq. The fair value excludes Swiss employee (and employer) social security contributions since such contributions are only due if and when the equity instruments are exercised (stock options) or vest (RSUs). 3) In addition to the total compensation awarded to the members of the Executive Committee, we made and will have to make, as the case may be, payments to cover the mandatory employer social security contributions as required under the social security laws applicable to the individual Executive Committee members based on their domicile and employment status. Excludes the portion related to the legally required employer’s social security contributions for 2021, which are estimated at grant at CHF 1’341’396. The legally required employee’s social security contributions are included in the amounts shown in the table above, as appropriate.

14 Loans to Members of the Executive Committee (audited) As of December 31, 2021, no loans were granted and outstanding to members of the Executive Committee. Payments to Former Members of the Executive Committee (audited) No payments to former members of the Executive Committee in connection with their former role or which are not at arm’s length were made with respect to financial year 2021. Payments or Loans to Related Parties (audited) No payments to related parties of members of the Executive Committee were made with respect to financial year 2021. As of December 31, 2021, no loans were outstanding to related parties of members of the Executive Committee. Employment Agreements We have entered into employment agreements with the members of our Executive Committee. Each of these agreements provides for a base salary and annual incentive bonus opportunity, as well as participation in certain pension and benefit plans. These agreements generally require advance notice of termination of no more than twelve months. Some members of our Executive Committee have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. 5. Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee The members of the Board of Directors and the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2021: Equity and Equity-Linked Instruments Held by Members of the Board of Directors1) Name Function Shares2) Options – Vested Options - Unvested Restricted Share Units – Vested Restricted Share Units - Unvested Paul Rutherford Carter Director - 3,337 36,663 - - Sandip Kapadia Director 37,847 - - - 53,875

VectivBio

Chahra Khaoua épouse Louafi	Director	-	-	-	-	-
Hans Schikan	Director	71,050	-	25,000	-	-
Stephen Squinto	Director	76,050	-	-	-	25,000
Murray Willis Stewart	Director	-	-	-	3,337	36,663
Thomas Woiwode	Chairman	-	-	-	8,170	40,830
Total		**184,947**	**3,337**	**61,663**	**11,507**	**156,368**

1) Excluding Luca Santarelli, CEO, whose holdings are listed under Executive Committee.

2) Includes restricted shares.

Equity and Equity-Linked Instruments Held by Members of the Executive Committee

Name	Function	Shares[1)]	Options – Vested	Options - Unvested	Restricted Share Units - Vested	Restricted Share Units - Unvested
Luca Santarelli	Chief Executive Officer	1,543,187	217,748	1,552,252	-	-
Claudia D'Augusta	Chief Financial Officer	454,000	41,206	186,794	-	-
Christian Meyer	Chief Development Officer	354,329	39,443	178,557	-	-
Kevin Harris	Chief Commercial Officer	261,124	-	-	-	143,188
Alain Bernard	Chief Technology Officer	-	68,380	134,620	-	-
Sarah Holland	Chief Business Officer	220,000	16,151	69,849	-	-

15

16 Omar Khwaja Chief Medical Officer - - 380,000 - - Scott Applebaum Chief Legal Officer - - 160’000 - - Total 2,832,640 382,928 2,662,072 - 143,188 1) Includes restricted shares.